SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL

Rua São José, 20, Grupo 1602, parte

Rio de Janeiro/RJ

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”), pursuant to CVM Instruction 358, as of January 3, 2002; Law 6,404, as of December 15, 1976 and other rules applicable to capital markets, hereby informs the Brazilian Securities and Exchange Commission (“CVM”), the São Paulo Stock Exchange (“BOVESPA”) and the public the following:

I.                  The split of shares representing the Company’s capital stock was approved by the Extraordinary Shareholders’ Meeting held on the date hereof, by means of which each share in capital stock will be represented by 2 (two) shares.

As for the shares traded at BOVESPA, the depositary institution, Itaú Corretora de Valores S.A. (“Itaú”), shall take all measures to automatically distribute the new shares to the Company’s shareholders, according to the following schedule:

-          For shareholders holding ownership interest until March 25, 2010 inclusive, each of CSN’s shares traded at BOVESPA shall be split into 2 (two) shares, or in other words, the shareholder shall receive 1 (one) new share for  each share held, holding, after the split, 2 (two) shares;

-          As of March 26, 2010, the shares will be traded ex-split rights (ex-date);

-          On March 31, 2010, Itaú will distribute shares arising from such split at the ratio of 2 (two) new shares for each existing share.

As for the American Depositary Receipts (“ADRs”) traded in the New York Stock Exchange (“NYSE”), the depositary institution, JP Morgan Chase Bank (“JP Morgan”), shall issue new ADRs and distribute them to the shareholders, as per Schedule applied in the United States of America (“U.S.A.”):

-          As of March 30, 2010 (record date), the holders of CSN’s ADRs at the NYSE shall be entitled to the new ADRs, at the ratio of 1 (one) additional ADR to each ADR already held;

-          On April 6, 2010, the additional ADR to each existing ADR shall be distributed to CSN investors at NYSE (payment date);

-          As of April 7, 2010, CSN’s ADRs traded at NYSE shall be traded ex-split rights (ex-date);

-          From March 29, 2010 through April 9, 2010, JP Morgan Chase Bank’s books will be closed for issuance and cancellation between the Brazilian and US Stock Exchanges (BOVESPA and NYSE). However, CSN’s shares and ADRs will continue to be regularly traded on their respective markets.

The shares and ADRs arising from the split approved herein will be of the same type and shall confer their holders the same rights of previously existing shares and ADRs.

Rio de Janeiro, March 25, 2010.

Companhia Siderúrgica Nacional

Paulo Penido Pinto Marques

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.